UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gol Intelligent Airlines, Inc.

File No. 001-32221 - CF#23639

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        Gol Intelligent Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 08, 2009.

        Based on representations by Gol Intelligent Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through April 30, 2014
Exhibit 10.6	through April 30, 2014
Exhibit 10.7	through April 30, 2014
Exhibit 10.8	through April 30, 2014
Exhibit 10.9	through April 30, 2014
Exhibit 10.10	through April 30, 2014
Exhibit 10.11	through April 30, 2014
Exhibit 10.26	through December 31, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel